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                                                                  Exhibit 23.1




            Consent of Independent Registered Public Accounting Firm


The Board of Trustees
Windrose Medical Properties Trust:

We consent to the incorporation by reference in the registration statement Nos. 333-108659, 333-109389 and 333-112183 on Form S-3 of Windrose Medical Properties Trust of our report dated March 25, 2005 with respect to the Central Medical Park Statement of Revenue in Excess of Certain Expenses for the period January 1, 2004 through November 17, 2004, which report includes a paragraph that states that the statement was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, as described in note 1, and is not intended to be a complete presentation of the revenues and expenses of the Central Medical Park.

/s/ KPMG LLP

Indianapolis, Indiana
March 30, 2005